SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           December, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 1, 2008 Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

TABLE OF CONTENTS

I. Business of the Meeting	1
1. Election of Directors	1
2. Appointment and Remuneration of Auditors	7
3. Amendments to Stock Option Plan	8
II. Proxy Information	9
1. Solicitation of Proxies	9
2. Appointment of Proxyholders and Revocation of Proxies	9
3. Exercise of Discretion by Proxyholders	9
4. Voting of Class A Shares — Advice to Beneficial Holders	9
5. Voting Shares and Principal Holders Thereof	10
6. Restricted Shares	10
III. Statement of Executive Compensation	11
1. Summary Compensation Table	11
2. Stock Options	11
3. Pension Plans	12
4. Employee Share Purchase Plan	14
5. Employee Contracts	14
6. Composition of the Compensation Committee	14
7. Report on Executive Compensation	15
8. Performance Graph	17
9. Compensation of Directors	17
IV. Other Information	19
1. Securities Authorized for Issuance Under Equity Compensation Plans	19
2. Indebtedness of Directors and Executive Officers	19
3. Interest of Informed Persons in Material Transactions	20
4. Normal Course Issuer Bid	20
5. Additional Information	21
V. Statement of Corporate Governance	22
1. Board Mandate and Composition	22
2. Committees of the Board	22
3. Lead Director	24
4. Other Corporate Governance Matters	24
5. Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines	25
VI. Director Approval	29
EXHIBIT A — Mandate of the Board of Directors	A-1
EXHIBIT B — Material Features of the Amended Stock Option Plan	B-1

i

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Thursday, January 15, 2009
Time:	11:00 a.m. (Mountain time)
Location:	Shaw – Barlow Trail Building 2400–32nd Avenue NE Calgary, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2008 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors;

4.	to approve amendments to the Corporation’s stock option plan; and

5.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

(signed) Douglas J. Black, Q.C.
Corporate Secretary

Calgary, Alberta
November 25, 2008

Holders of Class A Shares of record at the close of business on November 26, 2008 are the only shareholders entitled to vote at the meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 15, 2009, and any adjournments thereof, as set forth in the attached Notice of Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of November 25, 2008. All sums are expressed in Canadian dollars, unless otherwise noted. In addition, all applicable figures have been adjusted retroactively to reflect the two-for-one stock split that was effective as of the close of business on July 30, 2007.

BUSINESS OF THE MEETING

1.	ELECTION OF DIRECTORS

Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees and fees paid to individual directors.

The number of directors to be elected is 16. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee listed below.

Nominees for Election to the Board of Directors

The following table sets out the name of each director, together with his or her municipality of residence, age, year first elected or appointed a director, biography and comparative ownership of securities of the Corporation for the years 2008 and 2007.

		Securities Owned/Controlled(2)
				Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(10)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

PETER J. BISSONNETTE	• President of the Corporation	2008	40,000	122,531	1,000,000	Nil
Calgary, AB Canada Age: 61 Director-Nominee

ADRIAN I. BURNS	• Corporate Director	2008	2,600	6,000	70,000	18,083
Rockcliffe Park, ON	• Former Member of the Copyright Board of	2007	2,600	6,000	70,000	16,465
Canada	Canada
	• Former Commissioner of the Canadian Radio-
Age: 62	television and Telecommunications Commission
Director since 2001	Other Positions:
Member of the Corporate Governance and Nominating Committee
• Vice-chair of the Board of Trustees of the National Arts Centre
• Board member of several business and community organizations, including Carthy Foundation, Ottawa Art Gallery, RCMP Heritage Center and Titian Trust

		Securities Owned/Controlled(2)
				Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(10)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

GEORGE F. GALBRAITH	• Corporate Director	2008	10,000	501,236	70,000	Nil
Vernon, BC	• Former President of Vercom Cable Services	2007	10,000	501,236	70,000	Nil
Canada	Ltd. which operated the cable television
	system serving Vernon, British Columbia
Age: 64	Other Positions:
	• Director of Okanagan Innovation Fund
Director since 1991

Member of the Corporate Governance and Nominating Committee

DR. LYNDA
HAVERSTOCK, C.M., S.O.M.	• President and Chief Executive Officer of Tourism	2008	Nil	Nil	70,000	1,055
Regina, SK Canada	Saskatchewan, a public-private partnership responsible for tourism activities	2007	Nil	Nil	70,000	Nil
	• Former Lieutenant Governor of Saskatchewan (2000-2006)
Age: 60	Other Positions:
	• Former leader of the Liberal Party of
Director since 2007	Saskatchewan

Member of the Corporate Governance and Nominating Committee

GREGG KEATING	• Chairman and Chief Executive	2008	10,000	250,620	70,000	3,707
Porters Lake, NS	Officer of Altimax Venture Capital, parent	2007	10,000	250,620	70,000	998
Canada Age: 45	company of the Keating Group which comprises a diverse portfolio of business interests
Director since 2007 Member of the Audit Committee

MICHAEL W. O’BRIEN(5)	• Corporate Director	2008	10,000	13,000	70,000	22,714
Canmore, AB	• Until his retirement in 2002, served as	2007	10,000	13,000	70,000	17,590
Canada Age: 63	Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company
Director since 2003	Other Public Board Memberships:
	• Suncor Energy Inc. (TSX, NYSE)
Chair of the Audit Committee

PAUL K. PEW(5)	• Founder and Co-CEO of G3 Capital Corp., a	2008	Nil	Nil	70,000	2,302
Toronto, ON	Toronto-based alternative asset manager	2007	Nil	Nil	Nil	Nil
Canada	• Corporate Director and Private Investor
	• From August 2004 to August 2007, Vice
Age: 44	Chairman, Investment Banking, GMP Securities Ltd., an independent investment
Director since 2008	dealer
	• Prior to August 2004, Director of Research,
Member of the Audit Committee	GMP Securities Ltd.

		Securities Owned/Controlled(2)
					Class B
Nominee, Date of Board					Non-
Appointment and Current			Class A		Voting
Committee Appointments(1)(10)	Background/Principal Occupation	Year	Shares		Shares		Options(3)	DSU(4)

HAROLD A. ROOZEN	• Chairman and Chief Executive Officer, CCI	2008	2,070,000	(6)	9,489,278	(6)	70,000	Nil
Edmonton, AB	Thermal Technologies Inc., a manufacturing	2007	2,070,000	(6)	9,490,038	(6)	70,000	Nil
Canada	company
	• Former Chair of the board of directors of WIC
Age: 55	Western International Communications Ltd.
	and Canadian Satellite Communications Inc.
Director since 2000	Other Public Board Memberships:
	• ZCL Composites Inc. (TSX)
Member of the Human Resources and Compensation Committee

JEFFREY C. ROYER	• Corporate Director and Private Investor	2008	100,000	(7)	14,965,572	(7)	50,000	14,252
Toronto, ON	Other Positions:	2007	100,000	(7)	14,965,572	(7)	50,000	11,095
Canada	• Director of several private companies and not-
	for-profit organizations
Age: 53 Director since 1995 Member of the Human Resources and Compensation Committee

BRADLEY S. SHAW(8)	• Senior Vice President, Operations of the	2008	4,386,400		891,045		600,000	3,489
Calgary, AB	Corporation	2007	4,386,400		885,826		550,000	2,230
Canada	• Prior to September, 2003, served as Senior
	Vice President, Operations of Star Choice
Age: 44	Communications Inc. and prior thereto, Vice
	President, Operations of the Corporation
Director since 1999

JIM SHAW(8)	• Vice Chair and Chief Executive Officer of the	2008	4,424,000		1,594,495		1,500,000	N/A(9)
Calgary, AB	Corporation	2007	4,424,000		1,583,634		1,400,000	N/A(9)
Canada	Other Positions:
	• Director of United Acquisitions II Corp.
Age: 51	• Director of Cable Television Laboratories, Inc. (also known as CableLabs)
Director since 2002

JR SHAW, O.C.(8)	• Founder and Executive Chair of the	2008	8,973,808		27,416,677		1,400,000	N/A(9)
Calgary, AB	Corporation	2007	8,973,808		26,404,106		1,400,000	N/A(9)
Canada	Other Positions:
	• Director and President of the Shaw Foundation
Age: 74	• Director of several private companies, including Darian Resources Ltd.
Director since 1966 Chair of the Executive Committee

Securities Owned/Controlled(2)
Class B
Nominee, Date of Board				Non-
Appointment and Current			Class A	Voting
Committee Appointments(1)(10)	Background/Principal Occupation	Year	Shares	Shares	Options(3)	DSU(4)

JC SPARKMAN	• Corporate Director	2008	10,000	58,400	70,000	12,931
Lakewood, Colorado	• Former Executive Vice-President and	2007	10,000	58,400	70,000	10,979
U.S.A.	Executive Officer of Telecommunications Inc.
(also known as TCI), one of the largest cable
Age: 76	television operators in the United States
Other Public Board Memberships:
Director since 1994	• Universal Electronics Inc. (NASDAQ)
• Liberty Global, Inc. (NASDAQ)
Member of the Human Resources and Compensation Committee and the Executive Committee

CARL E. VOGEL(5)(11)	• Vice Chairman of each of DISH Network	2008	Nil	70,000	70,000	Nil
Cherry Hills Village,	Corporation (formerly EchoStar	2007	Nil	70,000	70,000	Nil
Colorado, U.S.A.	Communications Corporation, a satellite-
delivered digital television services provider in
Age: 51	the United States) and EchoStar Corp. (a
developer of set-top boxes and other electronic
Director since 2006	technology) since February 2008
• President since September 2006 and Vice
Member of the Audit Committee	Chairman since June 2005, EchoStar
Communications Corporation until February 2008
• Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States
Other Positions:
• Director of several private companies and not-for-profit organizations

SHEILA C. WEATHERILL, C.M.	• Corporate Director	2008	Nil	Nil	Nil	Nil
Edmonton, AB Canada	• President and Chief Executive Officer of the Capital Health Authority (Edmonton region health administrative authority) from 1996 to
Age: 63	September 2008
Other Public Board Memberships:
Director-Nominee	• EPCOR Utilities Inc.
Other Positions:
• Member, Prime Minister’s Advisory Committee on the Public Service

WILLARD H. YUILL	• Chairman and Chief Executive Officer, The	2008	10,800	5,761,922	50,000	Nil
Medicine Hat, AB	Monarch Corporation, a private holding	2007	10,800	5,736,922	50,000	Nil
Canada	company with investments in communications,
real estate, sports-related properties and
Age: 70	transportation
Other Public Board Memberships:
Director since 1999	• Western Financial Group Inc. (TSX)
Other Positions:
Chair of the Human Resources and	• Director of several private companies and not-
Compensation Committee	for-profit organizations
• Trustee of the St Andrew’s College Foundation • Governor of the Western Hockey League

Notes:

(1)	All of the nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 10, 2008, except for Peter J. Bissonnette and Sheila C. Weatherill who are standing for election at the Meeting. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation), as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)	The information as to the securities beneficially owned, or over which control or direction is exercised, except as otherwise noted in Notes 6 and 7, has been furnished by each of the nominees as of November 22, 2007 and November 25, 2008.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation — Compensation of Directors”.

(4)	“DSU” means deferred share unit. The DDSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation — Compensation of Directors”.

(5)	Michael W. O’Brien, Paul K. Pew and Carl E. Vogel each qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

(6)	Catherine M. Roozen, an associate of Harold A. Roozen, is a major shareholder of Cathton Holdings Ltd., which owns 2,060,000 Class A Shares and 9,348,508 Class B Non-Voting Shares. Mr. Roozen does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(7)	Jeffrey C. Royer beneficially owns 33,988 Class B Non-Voting Shares. Associates of Mr. Royer own 100,000 Class A Shares and 14,931,584 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(8)	JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by corporations owned or controlled by JR Shaw.

(9)	Each of JR Shaw and Jim Shaw has elected not to receive director’s fees nor any DSUs.

(10)	The Board has determined that all directors and nominee directors of the Corporation, other than JR Shaw, Peter J. Bissonnette, Bradley S. Shaw and Jim Shaw, are independent. JR Shaw, Peter J. Bissonnette, Bradley S. Shaw and Jim Shaw are not independent due to their positions as officers of the Corporation and its subsidiaries. See “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

(11)	Carl E. Vogel was a Director from April 2000 to September 18, 2000, as well as Chairman and Chief Executive Officer from August 22, 2000 to September 18, 2000, of ICG Communications, Inc. (a telecommunications company) and certain of its subsidiaries which filed voluntary petitions for Chapter 11 protection with the U.S. Bankruptcy Court for the District of Delaware on November 14, 2000.

Meetings Held and Attendance of Directors

The following table summarizes the meetings of the Board and its committees (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation) held during the fiscal year ended August 31, 2008, and the attendance of individual directors of the Corporation at such meetings.

				Corporate	Human
				Governance and	Resources and
	Board of	Executive	Audit	Nominating	Compensation
Director	Directors	Committee	Committee	Committee	Committee
	(6 meetings)	(2 meeting)	(4 meetings)	(6 meetings)	(5 meetings)

JR Shaw	6 of 6	2 of 2	—	—	—
Adrian I. Burns	6 of 6	—	—	6 of 6	—
James F. Dinning(2)	2 of 3	—	—	4 of 4	—
George F. Galbraith(3)	6 of 6	—	2 of 2	6 of 6	—
Dr. Lynda Haverstock(4)	5 of 5	—	—	5 of 5	—
Ronald V. Joyce(6)	6 of 6	2 of 2	—	—	—
Gregg Keating	6 of 6	—	3 of 4	—	—
Donald F. Mazankowski(6)	6 of 6	2 of 2	—	6 of 6	—
Michael W. O’Brien	6 of 6	—	4 of 4	—	—
Paul K. Pew(5)	3 of 3	—	2 of 2	—	—
Harold A. Roozen	6 of 6	—	—	—	5 of 5
Jeffrey C. Royer	6 of 6	—	—	—	5 of 5
Bradley S. Shaw(1)	6 of 6	—	—	—	—
Jim Shaw(1)(7)	4 of 6	—	—	—	—
JC Sparkman	6 of 6	2 of 2	—	—	5 of 5
Carl E. Vogel	6 of 6	—	4 of 4	—	—
Willard H. Yuill	5 of 6	—	—	—	4 of 5

Notes:

(1)	Neither Bradley S. Shaw nor Jim Shaw served as a member of a committee of the Board during fiscal 2008. As executive officers of the Corporation, Bradley S. Shaw and Jim Shaw attend committee meetings on an ad hoc basis at the request of the committees.

(2)	James F. Dinning ceased to be a member of the Board and the Corporate Governance and Nominating Committee on January 10, 2008.

(3)	George F. Galbraith ceased to be a member of the Audit Committee on January 10, 2008.

(4)	Dr. Lynda Haverstock was appointed to the Board and the Corporate Governance and Nominating Committee on October 26, 2007.

(5)	Paul K. Pew was elected to the Board on January 10, 2008 and appointed to the Audit Committee on the same date.

(6)	Ronald V. Joyce and Donald F. Mazankowski are not standing for re-election at the Meeting.

(7)	Jim Shaw attended the 4 full Board Meetings held during the year but was not able to participate in 2 teleconference meetings.

Following each regular meeting, the Board and its committees conduct “in camera” sessions at which no management directors or members of management are present. The in camera portion of each regular Board meeting generally consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfil their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

Fees Paid to Individual Directors

The following table summarizes the cash compensation that was paid or would have been paid to each director of the Corporation for meetings held during the fiscal year ended August 31, 2008 if such director had not chosen to participate in the Corporation’s DDSU Plan. See also “Statement of Executive Compensation — Compensation of Directors”.

		Lead		Committee
	Board	Director	Committee	Chair	Attendance	Total
Director	Retainer	Retainer	Retainers	Retainer	Fees	Compensation
	($)	($)	($)	($)	($)	($)

JR Shaw(1)	—	—	—	—	—	—
Adrian I. Burns	42,500	—	3,000	—	12,000	57,500
James F. Dinning(2)	15,309	—	1,081	—	6,000	22,390
George F. Galbraith	42,500	—	4,081	—	14,000	60,581
Dr. Lynda Haverstock(3)	36,116	—	2,549	—	10,000	48,665
Ronald V. Joyce	42,500	—	3,000	—	8,000	53,500
Gregg Keating	42,500	—	3,000	—	9,000	54,500
Donald F. Mazankowski	42,500	75,000	3,000	5,000	14,000	139,500
Michael W. O’Brien	42,500	—	—	40,000	10,000	92,500
Paul K. Pew(4)	27,305	—	1,927	—	5,000	34,232
Harold A. Roozen	42,500	—	3,000	—	11,000	56,500
Jeffrey C. Royer	42,500	—	3,000	—	11,000	56,500
Bradley S. Shaw	42,500	—	—	—	6,000	48,500
Jim Shaw(1)	—	—	—	—	—	—
JC Sparkman(5)	42,500	—	6,000	—	13,000	61,500
Carl E. Vogel(5)	42,500	—	3,000	—	10,000	55,500
Willard H. Yuill	42,500	—		5,000	9,000	56,500

Notes:

(1)	Each of JR Shaw and Jim Shaw has elected not to receive director’s fees nor any DSUs.

(2)	James F. Dinning ceased to be a member of the Board and the Corporate Governance and Nominating Committee on January 10, 2008.

(3)	Dr. Lynda Haverstock was appointed to the Board and the Corporate Governance and Nominating Committee on October 26, 2007.

(4)	Paul K. Pew was elected to the Board on January 10, 2008 and appointed to the Audit committee on the same date.

(5)	Fees paid to JC Sparkman and Carl E. Vogel, residents of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars.

2.	APPOINTMENT AND REMUNERATION OF AUDITORS

The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements, and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2008 and 2007 were as follows:

Type of Service	Fiscal 2008	Fiscal 2007

Audit	$1,888,875	$2,113,235
Audit-related	—	312,075
Tax	83,004	66,017
Other	—	—

Total	$1,971,879	$2,491,327

Fees paid for audit-related services in fiscal 2007 were in respect of the separate audits of subsidiaries that were not required by law. The tax fees paid in fiscal 2008 and 2007 were related to linear property tax compliance.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

3.	AMENDMENTS TO STOCK OPTION PLAN

At the Meeting, the Corporation’s shareholders will be asked to approve proposed amendments to the Corporation’s stock option plan (the “Stock Option Plan”) which has been in place since October 1999. If so approved, the amendments to the Stock Option Plan will take effect at 5:00 p.m. (EST) on January 15, 2009. Management of the Corporation recommends voting in favour of the resolution approving the amendments to the Stock Option Plan.

The material amendments to the Stock Option Plan include: (i) an increase in the total number of Class B Non-Voting Shares issuable and reserved for issuance under the plan by 20,000,000, such that the maximum number issuable will be 52,000,000 Class B Non-Voting Shares, the latter number representing approximately 12.9% of the issued and outstanding Class B Non-Voting Shares as of the date hereof ; (ii) amendments to certain timing of option terminations in the event of death, disability or cessation of employment or service arrangement, as the case may be; (iii) adding a provision to extend the termination date of an option if it expires during a self-imposed blackout period of the Corporation (or within 10 business days thereafter); (iv) providing for reversion to the plan of unissued shares in connection with the exercise of the plan’s “cash surrender” feature; (v) the addition of a “stock settlement” feature which would allow optionees to surrender their options for such number of Class B Non-Voting Shares having a value equal to the difference between the value of the Class B Non-Voting Shares which would otherwise be issuable upon exercise and the aggregate exercise price; (vi) amending the transfer provisions to allow for the transfer or assignment of options if permitted under applicable securities laws and if in respect of options to purchase 10,000 Class B Non-Voting Shares or greater (provided senior executive approval is also given); (vii) providing for the typical 10% limits on insider option grants and share issuances, and stating that there is no maximum number of options that may be granted to any one person; (viii) clarifying language with respect to the plan’s anti-dilution, other adjustments and “change of control” provisions; (ix) providing for detailed amendment provisions to set out when shareholder approval is needed for amendments to the plan; and (x) eliminating the fixed date for termination of the plan. In addition to the foregoing, other amendments to the plan of a housekeeping nature are proposed.

A summary of the material features of the Stock Option Plan, as proposed to be amended, is attached as Exhibit B. A copy of the Stock Option Plan, as proposed to be amended, may be obtained on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500.

The amendments to the Stock Option Plan, which have been conditionally approved (subject to shareholder approval) by the Board and the Toronto Stock Exchange (“TSX”), need to be approved by the Corporation’s shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast at the Meeting.

The text of the ordinary resolution to approve the amendments to the Stock Option Plan is as follows:

“RESOLVED, as an ordinary resolution, that:

1. The proposed amendments to the Stock Option Plan of the Corporation, the material features of which (as amended) are set out in Exhibit B to the Corporation’s proxy circular dated November 25, 2008, be and are hereby approved; and

2. any director or officer of the Corporation or any other person designated by any one of them be, and each of them is, hereby authorized to take such action and to execute and deliver such documents, whether on behalf or in the name of the Corporation or otherwise, as such person may, in his or her discretion, consider to be necessary or desirable to carry out the intent and purpose of this resolution and the matters/transactions contemplated herein.”

PROXY INFORMATION

SOLICITATION OF PROXIES

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to shareholders who hold class A participating shares (“Class A Shares”) in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Shares of record at the close of business on November 26, 2008, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As of November 25, 2008, there were 22,550,064 Class A Shares and 404,646,994 Class B non-voting participating shares (“Class B Non-Voting Shares”) in the capital of the Corporation outstanding.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 17,784,208 Class A Shares, representing approximately 78.9% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that all of such Class A Shares will be voted in favour of the resolutions referred to in the Notice of the Meeting. The Corporation therefore anticipates that these resolutions will be approved.

RESTRICTED SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation, except as provided by law, and will not be entitled to vote on any matter at the Meeting. In the event of a take-over bid, in certain circumstances which are fully described in the Corporation’s Annual Information Form dated November 25, 2008, a holder of Class B Non-Voting Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth compensation earned during the last three financial years of the Corporation by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers (collectively, “Named Executive Officers”) who served as executive officers of the Corporation for the financial year ended August 31, 2008.

							Long-Term
							Compensation
							Awards
		Annual Compensation					Securities Under
						Other Annual	Options/SARs	All Other
Name and Principal Position	Year	Salary		Bonus		Compensation(3)	Granted	Compensation(4)
		($)		($)		($)		($)

JR Shaw	2008	1,200,000		6,326,730	(2)	206,261	600,000	Nil
Executive Chair	2007	900,000		6,326,730	(2)	93,709	Nil	Nil
	2006	900,000		6,326,730	(2)	119,481	Nil	Nil
Jim Shaw	2008	2,000,000		6,000,000		205,176	700,000	21,000
Vice Chair and Chief	2007	1,500,000		5,000,000		188,219	Nil	21,000
Executive Officer	2006	1,000,000		4,500,000		158,633	Nil	18,000
Peter J. Bissonnette	2008	1,200,000		4,750,000		60,917	700,000	21,000
President	2007	900,000		4,000,000		81,979	Nil	1,205,892	(5)
	2006	800,000		3,000,000		30,845	100,000	18,000
Bradley S. Shaw	2008	1,048,500	(1)	3,750,000		114,548	450,000	1,050,244	(6)
Senior Vice President,	2007	797,500	(1)	3,000,000		84,097	Nil	21,000
Operations	2006	697,500	(1)	2,000,000		72,860	100,000	18,500
Steve Wilson	2008	600,000		1,600,000		7,500	450,000	23,333
Senior Vice President	2007	500,000		1,300,000		8,359	Nil	20,667
and Chief Financial Officer	2006	450,000		1,000,000		26,362	198,000	15,500

Notes:

(1)	Includes director’s fees paid by the Corporation. Bradley S. Shaw received director’s fees of $48,500, $47,500 and $47,500 paid in fiscal 2008, 2007, and 2006 respectively of which $24,250 in 2008, $19,708 in 2007 and $11,875 in 2006 was paid in the form of DSUs. See Compensation of Directors — DDSU Plan.

(2)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, as described under the heading “Statement of Executive Compensation — Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which it is to be paid. For fiscal 2008, JR Shaw voluntarily elected to cap the bonus paid to him by the Corporation at $6,326,730, the amount paid to him since fiscal 2002. This amount represents approximately 0.53% of the Income Base for fiscal 2008, as compared to approximately 0.61% and 0.70% of the Income Base for fiscal 2007 and 2006, respectively.

(3)	For each Named Executive Officer, includes share purchase plan benefits and transportation-related benefits, if any. For Peter J. Bissonnette, includes imputed interest on interest free loans for fiscal 2006, 2007 and 2008.

(4)	Includes pension plan contributions paid on their behalf by the Corporation.

(5)	Includes the stock option benefit of $1,184,892 upon exercise of 200,000 options pursuant to a marital separation agreement.

(6)	Includes the stock option benefit of $1,029,244 upon exercise of 150,000 options, the underlying securities of which were acquired on exercise.

STOCK OPTIONS

Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. For a description of the Corporation’s stock option plan, see the information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives”.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth details of stock options granted to Named Executive Officers during the Corporation’s fiscal year ended August 31, 2008.

		Approximate % of		Market Value
	Securities	Total		of Securities
	Under	Options/SARS		Underlying
	Options/SARS	Granted During		Options/SARS on
Name	Grant	Year	Exercise Price	the Date of Grant	Expiration Date
	(#)		($/Security)	($/Security)

JR Shaw	600,000	5.7	24.52	24.52	9/1/2017
Jim Shaw	600,000	5.7	24.52	24.52	9/1/2017
Jim Shaw	100,000	1.0	20.82	20.82	7/1/2018
Peter J. Bissonnette	600,000	5.7	24.52	24.52	9/1/2017
Peter J. Bissonnette	100,000	1.0	20.82	20.82	7/1/2018
Bradley S. Shaw	400,000	3.8	24.52	24.52	9/1/2017
Bradley S. Shaw	50,000	0.5	20.82	20.82	7/1/2018
Steve Wilson	400,000	3.8	24.52	24.52	9/1/2017
Steve Wilson	50,000	0.5	20.82	20.82	7/1/2018

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of stock options held or exercised by each Named Executive Officer during the most recently completed financial year and the value of such options based on the difference between the market value of $22.90 per Class B Non-Voting Share as at August 31, 2008 and the exercise price of the options.

					Value of Unexercised
	Securities	Aggregate	Unexercised Options as at		In-The-Money Options
	Acquired	Value	August 31, 2008		as at August 31, 2008
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)		($)

JR Shaw	Nil	Nil	800,000	600,000	5,271,998	Nil
Jim Shaw	Nil	Nil	800,000	700,000	5,271,994	208,000
Peter J. Bissonnette	Nil	Nil	250,000	750,000	1,647,503	537,500
Bradley S. Shaw	150,000	1,029,244	100,000	500,000	645,250	433,500
Steve Wilson	Nil	Nil	100,500	549,500	662,295	759,705

PENSION PLANS

The Corporation maintains both a defined contribution pension plan and a defined benefit pension plan, as described below.

Defined Contribution Plan

The Corporation provides all eligible employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution allowable under the Income Tax Act (Canada). Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

Defined Benefit Plan (SERP)

Effective September 1, 2002, the Corporation established a Supplemental Executive Retirement Plan (“SERP”) for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan which is unfunded.

Pension payments under the SERP are set forth in the following table. Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An executive officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

SERP Payment Table

	Years of Senior Executive Service
Remuneration(1)(2)	5	10	15	20	25	30
($)

500,000	125,000	250,000	287,500	325,000	350,000	350,000
1,000,000	250,000	500,000	575,000	650,000	700,000	700,000
1,500,000	375,000	750,000	862,500	975,000	1,050,000	1,050,000
2,000,000	500,000	1,000,000	1,150,000	1,300,000	1,400,000	1,400,000
2,500,000	625,000	1,250,000	1,437,500	1,625,000	1,750,000	1,750,000
3,000,000	750,000	1,500,000	1,725,000	1,950,000	2,100,000	2,100,000
3,500,000	875,000	1,750,000	2,012,500	2,275,000	2,450,000	2,450,000
4,000,000	1,000,000	2,000,000	2,300,000	2,600,000	2,800,000	2,800,000
4,500,000	1,125,000	2,250,000	2,587,500	2,925,000	3,150,000	3,150,000
5,000,000	1,250,000	2,500,000	2,875,000	3,250,000	3,500,000	3,500,000
5,500,000	1,375,000	2,750,000	3,162,500	3,575,000	3,850,000	3,850,000
6,000,000	1,500,000	3,000,000	3,450,000	3,900,000	4,200,000	4,200,000
6,500,000	1,625,000	3,250,000	3,737,500	4,225,000	4,550,000	4,550,000
7,000,000	1,750,000	3,500,000	4,025,000	4,550,000	4,900,000	4,900,000
7,500,000	1,875,000	3,750,000	4,312,500	4,875,000	5,250,000	5,250,000
8,000,000	2,000,000	4,000,000	4,600,000	5,200,000	5,600,000	5,600,000
8,500,000	2,125,000	4,250,000	4,887,500	5,525,000	5,950,000	5,950,000
9,000,000	2,250,000	4,500,000	5,175,000	5,850,000	6,300,000	6,300,000

Notes:

(1)	Assumes full vesting in SERP. Remuneration for purposes of the SERP is the average SERP pensionable earnings based on the annual average of the best consecutive 36 months of SERP eligible earnings (being base annual salary plus annual cash bonus).

(2)	Remuneration covered by the SERP, estimated credited years of service (rounded to the nearest whole year, as of August 31, 2008) and annual pension payments for the Named Executive Officers are set forth in the following table. Annual pension payments are stated as if the Named Executive Officer retired as of August 31, 2008 and assume that the pension had fully vested.

	Average SERP	Credited Years	Annual Pension
Named Executive Officer	Pensionable Earnings	Of Service	Payment
	($)		($)

JR Shaw	7,326,730	42	5,128,711
Jim Shaw	6,666,667	26	4,666,667
Peter J. Bissonnette	4,883,333	19	3,074,426
Bradley S. Shaw	3,716,667	8	1,409,788
Steve Wilson	1,816,667	4	363,831

The Corporation’s obligations and related costs of the SERP benefits earned by executive officers are actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2008 was $23.5 million. The expected aggregate benefit payments for the fiscal year ended August 31, 2009, as actuarially determined, are approximately $1.4 million. The accrued benefit obligation of the SERP at August 31, 2008 was $184.8 million, of which $80.4 million has been recognized by the Corporation as a liability in its accounts in accordance with Canadian generally accepted accounting principles. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Notes 1 and 17 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2008. See “Other Information — Additional Information”.

EMPLOYEE SHARE PURCHASE PLAN

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Executive officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. Canadian Western Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the Toronto Stock Exchange (the “TSX”) using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12 month period.

As of August 31, 2008, approximately 52% of eligible employees of the Corporation purchased Class B Non-Voting Shares under the ESPP. Participation has increased from 39% last year. At August 31, 2008, an aggregate of approximately 1,337,841 Class B Non-Voting Shares were held under the ESPP.

EMPLOYMENT CONTRACTS

In 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 40 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which it is to be paid. The Corporation met its financial targets and JR Shaw voluntarily elected to cap the bonus paid to him by the Corporation at $6,326,730, equal to the amount paid under the agreement since fiscal 2002. This represents approximately 0.53% of the Income Base for fiscal 2008, as compared to 0.61%, 0.70%, 0.75% , 0.78%, 0.83% and 0.98% of the Income Base for fiscal 2007, 2006, 2005, 2004, 2003 and 2002, respectively.

No other Named Executive Officer has an employment contract with the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Human Resources and Compensation Committee is comprised of four independent directors, Willard H. Yuill (Chair), Harold A. Roozen, Jeffrey C. Royer and JC Sparkman. The Human Resources and Compensation Committee is governed by its charter which details the mandate, composition and responsibilities of the committee. This is reviewed annually to ensure the committee fulfils its mandate. The Human Resources and Compensation Committee has the responsibility of annually reviewing and recommending to the Board the compensation package for the Executive Chair, Chief Executive Officer (“CEO”), Chief Financial Officer and the other two most highly compensated officers of the

Corporation. It also has responsibility for annually reviewing and approving the compensation packages for the other senior officers of the Corporation, as well as periodically reviewing and recommending to the Board the compensation for the Board of Directors of the Corporation. In addition, the Human Resources and Compensation Committee reviews and approves changes to the Corporation’s compensation policies in respect of matters such as incentive-compensation (bonus) plans, pension plans and employee benefit plans and the structure and granting of stock options or other equity-based plans. Further, the Human Resources and Compensation Committee approves the appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee of the Corporation has been delegated responsibility of annually setting and approving the overall compensation policy intended to reward executive officers of the Corporation. In doing so, the Human Resources and Compensation Committee reviews and approves, in consultation with outside experts, various components of the Corporation’s compensation policies such as pension plans, employee benefit plans and stock options. The Human Resources and Compensation Committee also approves the compensation of executive officers recruited from outside the Corporation, as well compensation of senior management within the Corporation.

Compensation Philosophy

The total compensation of executive officers of the Corporation, including the Named Executive Officers, consists of the following components: base salary, short-term incentive awards and long-term incentive awards. Each executive officer’s compensation is balanced between these three components.

a)	Base Salary

Base salary levels for all executive officers of the Corporation (including the Named Executive Officers) are based upon performance and are commensurate with those of comparable compensation programs in the industry in North America. The base salaries are designed to achieve the following objectives:

•	Attract and retain executive officers and senior management to achieve ongoing success for the Corporation and further the achievement of its strategic and financial goals;

•	Provide fair and competitive compensation commensurate with industry standards and with the executive or management officer’s expertise and experience; and

•	Motivate performance and recognize and compensate individual contribution to the Corporation’s objectives.

b)	Short Term Incentives

Short term incentive awards are paid as cash bonuses. For the 2008 fiscal year, bonuses were awarded to approximately 440 key management personnel, as determined by and at the discretion of the Human Resources and Compensation Committee. In addition, success-sharing bonuses were awarded to approximately 8,200 other employees. The bonuses were based upon the Corporation’s overall performance for the fiscal year ending August 31, 2008.

The fiscal 2008 bonuses rewarded employees for the success of the Corporation in attaining performance targets. During fiscal 2008, the Corporation achieved its performance targets, including the continued expansion of Shaw Digital Phone to new markets, subscriber growth, and achievement of financial objectives including service operating income before amortization and free cash flow targets.

c)	Long Term Incentives — Stock Option Plan

Long term incentive awards consist principally of stock options granted under the Corporation’s stock option plan which has been in place since October 1999. The current version of the stock option plan of the Corporation (prior to implementation of any of the proposed amendments thereto) provides that options may be granted to such directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. Unless otherwise determined by the Board, options are not immediately exercisable, but, rather, 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. Options granted under the stock option plan expire 10 years from the date of grant and, subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made for early termination of options in the event of death, disability or cessation of employment or service arrangements, as the case may be. Options are not transferable or assignable.

The maximum number of Class B Non-Voting Shares issuable under the current version of the stock option plan of the Corporation may not exceed 32,000,000 Class B Non-Voting Shares, representing approximately 7.9% of the Class B Non-Voting Shares issued and outstanding as of the date hereof. The maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation and their associates under such plan is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant on a non-diluted basis. The maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation and their associates under such plan within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance on a non-diluted basis. The maximum number of Class B Non-Voting Shares which may be issued to any one insider of the Corporation under the stock option plan within a one year period is limited to 5% of the Class B Non-Voting Shares outstanding at the time of the issuance on a non-diluted basis. Subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise.

Prior to June 30, 2007, in accordance with the TSX rules and with the consent of the TSX, the Corporation amended the stock option plan in order to (i) add a “surrender for cash” feature which can be activated at the Board’s discretion, with no shares reverting back to the plan reserve if so surrendered; and (ii) make certain other amendments of a housekeeping nature. The foregoing amendments did not require shareholder approval as they were made pursuant to the amendment provisions of the stock option plan and were not deemed to be material by the TSX. Subject to the rules of the TSX, all future amendments to the Corporation’s stock option plan dating from June 30, 2007 require the approval of the TSX and the holders of Class A Shares of the Corporation.

As of the date hereof, options to acquire an aggregate of 23,222,596 Class B Non-Voting Shares under the Corporation’s stock option plan are outstanding, representing approximately 5.7% of the Class B Non-Voting Shares issued and outstanding. See “Other Information — Securities Authorized for Issuance under Equity Compensation Plans”. In addition, as of the date hereof, an aggregate of 23,799,172 Class B Non-Voting Shares are reserved for issuance on exercise of options under the Corporation’s stock option plan, representing approximately 5.9% of the Class B Non-Voting Shares issued and outstanding

Compensation of CEO and Executive Chair

The total compensation package of the CEO of the Corporation is determined in the same manner as that of all other executive officers. The bonus paid to the CEO during the last fiscal year was intended to recognize the CEO in the same fashion through the same bonus plan in which all other executive officers and senior management of the Corporation participated.

With respect to the Executive Chair of the Corporation, the Corporation, upon recommendation of the Human Resources and Compensation Committee, entered into an agreement with the Executive Chair in 1997 to recognize his central role as founder and builder of the Corporation since its inception over 40 years ago and to retain and utilize the ongoing stewardship benefits of his industry stature and experience, national reputation and strategic vision to achieve the Corporation’s strategic and financial objectives. The Executive Chair’s bonus remains governed by the terms and conditions of such agreement. For fiscal 2008, in accordance with the ongoing request of the Executive Chair, the Human Resources and Compensation Committee determined that the Executive Chair’s bonus should be fixed at the amount paid to him since fiscal 2002. The Human Resources and Compensation Committee is to review the bonus granted to the Executive Chair annually. See “Statement of Executive Compensation — Employment Contracts”.

Report on Executive Compensation Submitted on Behalf of the Human Resources and Compensation Committee:

Willard H. Yuill (Chair)
Harold A. Roozen
Jeffrey C. Royer
JC Sparkman

PERFORMANCE GRAPH

The following graph compares the cumulative return of the Class B Non-Voting Shares with the Standard & Poor’s/TSX Composite Index for the period commencing on August 31, 2003 and ending on August 31, 2008.

Relative Total Return Performance
Shaw Communications Inc. vs. S&P/TSX Composite
August 31, 2003 to August 31, 2008(1)

Note:

(1)	All historical pricing information is taken from data supplied by Bloomberg.

COMPENSATION OF DIRECTORS

Cash Compensation

Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

		Total Fees Paid to
		Directors During
Type of Fee	Amount	Fiscal 2008(1)
	($)	(Cdn. $)	(U.S. $)

Annual Board Member Retainer Fee	42,500	503,730	85,000
Annual Lead Director Retainer Fee	75,000	75,000	—
Annual Committee Member Retainer Fee	3,000	27,638	9,000
Annual Committee Chair Retainer Fee(2)	5,000	10,000	—
Annual Audit Committee Chair Retainer Fee(2)	40,000	40,000	—
Board and Committee Attendance Fee (per meeting)	1,000	125,000	23,000

Total		781,368	117,000

Notes:

(1)	Fees paid to JC Sparkman and Carl E. Vogel, residents of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars.

(2)	The annual Committee Chair retainer fees include the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.

The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and committee meetings.

For information with respect to fees paid to each director of the Corporation for the fiscal year ended August 31, 2008, see the table under the heading “Business of the Meeting — Election of Directors — Fees Paid to Individual Directors”.

Stock Options

Each current director (other than management directors) has been granted options to acquire 70,000 Class B Non-Voting Shares at exercise prices ranging from $8.68 to $26.20 pursuant to the terms and conditions of the stock option plan of the Corporation. In accordance with the terms of such stock option plan, 25% of the original option grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. The options expire 10 years from the date of grant. Subject to limited exceptions, options must be exercised while the individual remains as a director of the Corporation. The options are not transferable or assignable. For further information concerning the Corporation’s stock option plan, see “Statement of Execution Compensation — Report on Executive Compensation”.

Dr. Lynda Haverstock was appointed to the Board on October 26, 2007 and was granted 20,000 options on October 30, 2007. On October 30, 2007, a further 50,000 options were granted to each director (other than management directors). These latter options were granted in connection with a review of the Board of Directors’ compensation practices which was undertaken by the Human Resources and Compensation Committee with the assistance of an outside consultant. On January 15, 2008, 70,000 options were granted to Paul K. Pew on his election to the Board.

For information concerning the options held by management directors, see “Statement of Executive Compensation — Stock Options”.

DDSU Plan

The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Class B Non-Voting Shares that could have been purchased on the payment date with the amount of compensation allocated to the DDSU Plan. On each dividend payment date for the Class B Non-Voting Shares, an additional number of DSUs is credited to a director’s DSU account, equivalent to the number of Class B Non-Voting Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director during the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then current market value of a Class B Non-Voting Share.

Share Ownership Guideline

During the fiscal year ended August 31, 2003, the Corporation established share ownership guidelines for non-management directors. The guideline level of share ownership (including DSUs) is Class A Shares and Class B Non-Voting Shares with an aggregate market value of at least $250,000, to be held by each non-management director within five years of the later of the effective date of the DDSU Plan and the date on which the director was first elected or appointed to the Board.

For information concerning the shares, DSUs and options held by each director nominated for election at the Meeting, see the table under the heading “Business of the Meeting — Election of Directors.”

OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of August 31, 2008, the Corporation had one compensation plan under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plan, options to acquire an aggregate of 23,963,771 Class B Non-Voting Shares were outstanding as of August 31, 2008, representing approximately 5.9% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

	Number of		Number of securities
	securities to be		remaining available
	issued upon	Weighted average	for future issuance
	exercise of	exercise price of	under equity
Plan Category	outstanding options	outstanding options	compensation plan(2)

Equity compensation plans approved by securityholders(1)	23,963,771	19.77	282,743

Notes:

(1)	Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives, Stock Option Plan”.

(2)	Excludes securities reflected in the column under the heading “Number of securities to be issued upon exercise of outstanding options”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Certain executive officers and employees of the Corporation are currently indebted to the Corporation, as set forth in the following tables. Except for routine indebtedness, no other director or executive officer of the Corporation is or has been indebted to the Corporation. In compliance with the Sarbanes-Oxley Act of 2002, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.

Aggregate Indebtedness

The following table sets forth the aggregate indebtedness outstanding as at October 31, 2008 of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries, none of which was in connection with a purchase of securities of the Corporation.

	To the Corporation
Purpose	or its Subsidiaries	To Another Entity
	($)	($)

Other	4,599,926	Nil

Table of Indebtedness of Directors and Executive Officers

		Largest Amount					Amount
	Involvement of	Outstanding		Amount			Forgiven
Name and Principal	Company or	During		Outstanding as at		Security for	During
Position	Subsidiary	Fiscal 2008		October 31, 2008		Indebtedness	Fiscal 2007
		($)		($)			($)

Other Programs:
Jim Shaw(1)	Lender	4,046,057	(2)	3,600,000	(2)	Real Estate	Nil
Vice Chair and Chief Executive Officer
Peter J. Bissonnette(1)	Lender	700,000	(3)	Nil	(3)	Real Estate	Nil
President

Notes:

(1)	Named Executive Officer (see “Statement of Executive Compensation”).

(2)	Jim Shaw voluntarily pays interest on the principal amount of the loan at the quarterly prescribed rate of Canada Revenue Agency. The loan is repayable in full on or before July 26, 2012. During fiscal 2008, Mr. Shaw voluntarily elected to repay $446,057 and in total has voluntarily repaid $2,228,952.

(3)	The loan to Peter J. Bissonnette did not bear interest. The loan was repayable on or before June 28, 2012, with a specified payment schedule which commenced June 28, 2007. During fiscal 2008, Mr. Bissonnette repaid $10,000 in accordance with the repayment schedule and voluntarily elected to repay the remaining balance of $690,000. In total Mr. Bissonnette repaid $20,000 in accordance with the repayment schedule and voluntarily repaid $980,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

NORMAL COURSE ISSUER BID

On November 12, 2008, the Corporation announced that it received the approval of the TSX to renew its normal course issuer bid. Pursuant to such normal course issuer bid, the Corporation is authorized to acquire up to an additional 35,000,000 Class B Non-Voting Shares, being approximately 10% of the public float of Class B Non-Voting Shares, until the expiry of the bid on November 18, 2009.

Under its last normal course issuer bid which commenced November 19, 2007 and expired November 18, 2008, the Corporation was authorized to purchase up to 35,600,000 Class B Non-Voting Shares. The Corporation purchased an aggregate of 6,581,300 Class B Non-Voting Shares at a weighted average price of $20.26, as summarized in the following table. All such shares have been cancelled.

Purchases of Class B Non-Voting Shares Under Normal Course Issuer Bid

			Total Number of
	Total		Shares Purchased as
	Number of	Average Price	Part of Publicly
	Shares	Paid per Share	Announced Plans or
Period	Purchased	($)	Programs

January 1 to 31, 2008	1,592,800	18.56	1,592,800
February 1 to 29, 2008	130,000	19.02	130,000
July 1 to 31, 2008	2,931,900	21.29	2,931,900
August 1 to 31, 2008	243,600	21.77	243,600
September 1 to 30, 2008	476,800	21.70	476,800
October 1 to 31, 2008	1,206,200	19.26	1,206,200

TOTAL	6,581,300	20.26	6,581,300

The Corporation believes that purchases of outstanding Class B Non-Voting Shares are in the best interests of the Corporation and its shareholders, and that such purchases constitute a desirable use of the Corporation’s free cash flow that is expected to enhance the value of the remaining Class B Non-Voting Shares. During the period from November 19, 2008 to the date hereof, the Corporation has not purchased and cancelled any Class B Non-Voting Shares pursuant to its renewed normal course issuer bid.

Purchases under the renewed normal course issuer bid will be effected through the facilities of the TSX, in accordance with its by-laws and rules, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada. The renewed normal course issuer bid does not apply to Class A Shares of the Corporation.

Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the TSX may be obtained, without charge, by contacting the Corporate Secretary of the Corporation at: Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500.

ADDITIONAL INFORMATION

Additional information concerning the Corporation, including the Corporation’s Business Conduct Standards, Annual Information Form dated November 25, 2008, consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500.

Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements, and management’s discussion and analysis thereon, for the Corporation’s fiscal year ended August 31, 2008. Copies of such financial statements may be obtained in the manner set forth above.

Copies of any documents referred to in the proxy circular as being available on the Corporation’s website, www.shaw.ca, may also be obtained in the manner set forth above.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Policy 58-201 — Corporate Governance Guidelines.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of evolving laws, policies and practices, including the Sarbanes-Oxley Act of 2002 and the corporate governance rules adopted by the New York Stock Exchange (the “NYSE”), the Corporate Governance and Nominating Committee continuously reviews the practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance and Nominating Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to exemplary corporate governance.

BOARD MANDATE AND COMPOSITION

The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Corporation, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for strategic planning; the selection and monitoring of management, including the CEO; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board. A copy of the Board mandate is appended to this proxy circular as Exhibit A hereto.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described under the heading “Statement of Corporate Governance — Committees of the Board”.

With respect to strategic planning, the Board establishes the overall strategic objectives for the Corporation, annually reviews and approves management’s strategic plans and, on an on-going basis, reviews emerging trends, opportunities, risks and issues with management. The Board receives updates from management on strategic developments at least eight times per year (at the end of each fiscal quarter and at mid-quarter) and reviews and adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required. The Board also reviews and approves strategic transactions that are not considered to be in the ordinary course of business, as well as other items of significance, including significant acquisitions, dispositions and financings.

The Board is currently composed of 16 directors, 13 of whom have been determined by the Board to be independent directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance — Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

COMMITTEES OF THE BOARD

Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee is set forth below. For information about the attendance of members at meetings of the committees, see “Business of the Meeting — Election of Directors — Meetings Held and Attendance of Directors”.

		Corporate Governance and	Human Resources and
Executive Committee	Audit Committee	Nominating Committee	Compensation Committee

JR Shaw (Chair)	Michael W. O’Brien (Chair)	Donald F. Mazankowski (Chair)	Willard H. Yuill (Chair)
Ronald V. Joyce	Gregg Keating	Adrian I. Burns	Harold A. Roozen
Donald F. Mazankowski	Paul K. Pew	George F. Galbraith	Jeffrey C. Royer
JC Sparkman	Carl E. Vogel	Dr. Lynda Haverstock	JC Sparkman

The mandate of each of the committees of the Board is summarized below. A copy of the full written charter of each committee is available on the Corporation’s website.

Executive Committee

The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

Other than JR Shaw, each and every member of the Executive Committee is an independent director.

Audit Committee

The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is responsible for overseeing the effectiveness and integrity of the Corporation’s internal controls, including information systems related thereto, and disclosure processes and controls; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto. In addition to working with the Corporation’s external auditors in respect of the foregoing, the Audit Committee works closely with the Corporation’s Risk and Compliance Department (internal audit) whose mandate is to provide objective audit services in order in evaluate and improve the effectiveness of internal controls, disclosure processes and risk management activities.

Further, the Audit Committee, in respect of those risk areas that the Board has assigned to it oversight responsibility, identifies and reviews with management the principal risks facing the Corporation in those areas and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

With respect to internal controls over financial reporting, the Corporation has conducted an evaluation of the effectiveness of its system of internal controls and concluded that the Corporation’s system of internal controls over financial reporting was effective as of August 31, 2008 and that the Corporation is in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has also implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

Each and every member of the Audit Committee is an independent director and is financially literate. Michael W. O’Brien, who serves as the Chair of the Audit Committee, qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements. Each of Paul K. Pew and Carl E. Vogel, members of the Audit Committee, also qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth under the heading “Audit Committee” in the Corporation’s Annual Information Form dated November 25, 2008.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

In this regard, the Corporate Governance and Nominating Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing, reviewing and assessing compliance with general corporate policies and practices, such as related party transaction policies and securities trading guidelines.

Each and every member of the Corporate Governance and Nominating Committee is an independent director.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Statement of Executive Compensation — Composition of Compensation Committee”.

Each and every member of the Human Resources and Compensation Committee is an independent director.

LEAD DIRECTOR

During fiscal 2004, the Corporation created the position of lead director and adopted a formal position description, a copy of which is available on the Corporation’s website. The lead director provides independent leadership to the Board, facilitates the functioning of the Board independently of management of the Corporation, and maintains and enhances the quality of the Corporation’s corporate governance practices. In this regard, the lead director acts as Chair of meetings of the Board in the absence of the Executive Chair; consults with the Corporation’s independent directors and represents them in discussions with management of the Corporation; serves as Board ombudsman; mentors and counsels new members of the Board; and facilitates the process of conducting director evaluations.

OTHER CORPORATE GOVERNANCE MATTERS

Code of Conduct

The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance and Nominating Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year), is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

Communications Policy

The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website. With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.

Investor enquiries receive a response through the finance department of the Corporation or through an appropriate officer of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Canadian Securities Administrators have adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines’). The Disclosure Instrument requires issuers such as the Corporation to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Corporation’s system of corporate governance, with reference to each of the items set out in the Disclosure Instrument, is set forth in the table below.

Disclosure Item	Comments

1. Board of Directors
• Independence	•	The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.
	•	Based upon the definition of an “independent director” and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 13 of 16 (81%) of the Corporation’s directors, representing a majority of directors, are independent. These 13 independent directors are: Adrian I. Burns, George F. Galbraith, Dr. Lynda Haverstock, Ronald V. Joyce, Gregg Keating, Donald F. Mazankowski, Michael W. O’Brien, Paul K. Pew, Harold A. Roozen, Jeffrey C. Royer, JC Sparkman, Carl E. Vogel and Willard H. Yuill. Sheila C. Weatherill, a nominee director, has similarly been determined to be independent.
	•	JR Shaw, Bradley S. Shaw and Jim Shaw are not independent directors, due to their positions as officers of the Corporation and its subsidiaries. Peter J. Bissonnette, a nominee director, would similarly not be considered independent. In addition, JR Shaw, Bradley S. Shaw and Jim Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”.
	•	For further details about each director of the Corporation nominated for election at the Meeting, see the information under the heading “Business of the Meeting — Election of Directors”.
• Other Directorships	•	Several of the directors of the Corporation nominated for election at the Meeting are presently directors of other reporting issuers (or the equivalent) in Canada and the United States. For further details, see the information about each such director under the heading “Business of the Meeting — Election of Directors”.
• In Camera Sessions	•	Following each regular meeting, the Board and its committees conduct “in camera” sessions, at which non-independent directors or members of management are not in attendance. The in camera portion of each regular Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair.
	•	For information concerning the number of such meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.

Disclosure Item	Comments

• Board Chair/Lead Director	•	The Executive Chair of the Board, JR Shaw, is not an independent director.
	•	The Board appointed Donald F. Mazankowski as lead director in 2004 and he has served in this role since. Mr. Mazankowski is an independent director. The lead director facilitates the functioning of the Board independently of the Corporation’s management and is generally charged with the responsibility of maintaining and enhancing the quality of the Corporation’s corporate governance practices. As Mr. Mazankowski is not standing for re-election at the Meeting, the Board plans to appoint his successor immediately following the Meeting.
	•	For further information concerning the lead director, see “Statement of Corporate Governance — Lead Director”.
• Meeting Attendance Records	•	For information concerning the attendance record of each director nominated for election at the Meeting for all Board and committee meetings, refer to the disclosure under the heading “Business of the Meeting — Election of Directors”.
2. Board Mandate
	•	A summary of the Board mandate is set out under the heading “Statement of Corporate Governance — Board Mandate and Composition”.
	•	In addition to setting out the responsibilities and duties of the Board, the Board mandate describes the terms of reference and expectations for the Chair of the Board and for each individual director.
	•	A copy of the Board’s written mandate is appended to this proxy circular as Exhibit A.
3. Position Descriptions
• Board Chair and Committee Chairs	•	The Board, in consultation with the Corporate Governance and Nominating Committee, has developed written position descriptions for the Chair of the Board and the Chair of each Board committee. For the position description of the Chair of the Board, please refer to the Board’s written mandate appended to this circular as Exhibit A. For the position descriptions of the Chair of each committee of the Board, please refer to the charter of each such committee.
• CEO	•	The Human Resources and Compensation Committee sets the corporate objectives that the CEO is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met. The annual objectives of the CEO are also presented to and considered by the Board.
4. Orientation and Continuing Education
• Orientation of New Directors	•	Under the guidance of the Corporate Governance and Nominating Committee and as required, the Corporation runs an in-depth orientation session for new directors. The session typically includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.
	•	The Corporation has developed and distributed board reference material, containing relevant corporate and business information (such as the Corporation’s written policies and guidelines), to orient and assist directors in fulfilling their duties and obligations. This documentation is updated on a regular basis, as required.
• Continuing Education	•	The Corporation undertakes ongoing education efforts that include tours of various corporate sites and facilities, meetings with management of the Corporation, and presentations from outside consultants.

Disclosure Item	Comments

5. Ethical Business Conduct
• Code of Conduct	•	The Corporation has adopted the Shaw Business Conduct Standards, governing the behaviour of directors, officers and employees of the Corporation. A summary of the Business Conduct Standards is set out under the heading “Statement of Corporate Governance — Other Corporate Governance Matters”.
	•	The Board monitors compliance with the Business Conduct Standards through both the Corporate Governance and Nominating Committee and the Audit Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year). Each such Board committee receives an update as applicable on matters relating to the Business Conduct Standards.
	•	No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Shaw Business Conduct Standards.
• Transactions Involving Directors or Officers	•	In the case of any transaction or agreement in respect of which a director or executive officer of the Corporation has a material interest, the director or officer is required to disclose his or her interest in accordance with the Business Corporations Act (Alberta). Where applicable, he or she is also required to exclude him or herself from any discussions or vote relating to such transaction or agreement.
	•	At each quarterly meeting, the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected, if any.
• Other Measures	•	The Corporation has adopted a Vision and Values statement which reflects the culture, strategy and goals of the Corporation: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.” Shaw’s stated core values are: Integrity; Loyalty; Team Player; Accountable; Customer Focused; Positive, Can Do Attitude; and Balance.
6. Nomination of Directors
• Nomination Process	•	In conjunction with the Executive Chair, the Corporate Governance and Nominating Committee identifies and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.
• Nominating Committee	•	The Board has established a Corporate Governance and Nominating Committee, which is composed of four independent directors.
	•	The Corporate Governance and Nominating Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the Guidelines. For further information concerning the responsibilities, powers and operation of the Corporate Governance and Nominating Committee, see “Statement of Corporate Governance — Committees of the Board”.
7. Compensation
• Compensation Committee	•	The Board has established a Human Resources and Compensation Committee, which is composed of four independent directors.

Disclosure Item	Comments

	•	The Human Resources and Compensation Committee is responsible for the Corporation’s approach to human resources issues, including compensation of directors and officers. For further information concerning the responsibilities, powers and operation of the Human Resources and Compensation Committee, see “Statement of Corporate Governance — Committees of the Board”.
• Compensation Determination	•	The Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors.
	•	The Human Resources and Compensation Committee reviews the compensation proposed to be paid to the five most highly compensated executive officers and makes recommendations to the Board with respect thereto. The Board of Directors approves the compensation to be paid to such officers on an annual basis.
	•	The Human Resources and Compensation Committee is responsible for reviewing and approving the compensation to be paid to all other executive officers of the Corporation.
• Compensation Consultant	•	From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters.
	•	In respect of fiscal 2008, the Human Resources and Compensation Committee retained Hewitt Associates and Hamilton Hall Soles / Ray & Berndtson in connection with a review of director and senior executive compensation.
	•	During fiscal 2008, the Corporation retained Hamilton Hall Soles / Ray & Berndtson to provide executive search services.
	•	During fiscal 2008, the Corporation retained Hewitt Associates to provide actuarial and other pension-related services, and assistance with a company-wide employee survey.
8. Other Board Committees	•	The Board has established an Executive Committee, which is composed of three independent directors and one non-independent director (JR Shaw).
	•	The Executive Committee is responsible for exercising the powers of the Board that may be specifically and lawfully delegated to it by the Board. For further information concerning the responsibilities, powers and operation of the Executive Committee, see “Statement of Corporate Governance — Committees of the Board”.
	•	The Board has established an Audit Committee, which is composed of four independent directors. For further information concerning the responsibilities, powers and operation of the Audit Committee, see “Statement of Corporate Governance — Committees of the Board”.
9. Board and Committee Assessments	•	The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors.
	•	Under the direction of the Corporate Governance and Nominating Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed by all directors on an annual basis. The Corporate Governance and Nominating Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate.
	•	The Corporate Governance and Nominating Committee is also responsible for ongoing assessments of individual directors.

Submitted on behalf of the Corporate Governance and Nominating Committee:

Donald F. Mazankowski, Chair
Adrian I. Burns
George F. Galbraith
Dr. Lynda Haverstock

DIRECTOR APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

(signed) Douglas J. Black, Q.C.
Corporate Secretary

November 25, 2008

EXHIBIT A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on June 26, 2003 (revised October 26, 2005, July 11, 2007 and November 25, 2008).

I.	Mandate

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.

In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;

•	act honestly and in good faith with a view to the best interests of the Corporation; and

•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

The Board will fulfill its mandate primarily by carrying out the duties and responsibilities set forth in section IV of this Mandate.

II.	Composition

Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 8 and a maximum of 20 directors. In accordance with the ABCA and applicable regulatory requirements, at least 80% of the members of the Board shall be Canadian citizens.

The Board shall be comprised of a majority of independent directors. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.

The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate. The Board may also appoint, from time to time, an independent lead director from among its members to provide leadership to the independent directors of the Board.

III.	Meetings

The Board shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by a member of the Board or a senior officer of the Corporation.

Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall also make provision for holding regularly scheduled in camera sessions of the Board without the presence of management.

Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board

To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with section V of this Mandate.

While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.

In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.

The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management

The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;

•	review the performance of the CEO and senior management;

•	approve the compensation of the CEO and senior management;

•	ensure that plans have been made for management succession, training and development;

•	provide advice and counsel to the CEO and senior management in the execution of their duties; and

•	satisfy itself as to the integrity of the CEO and senior management, and ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning

The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;

•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;

•	review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting

The Board has the responsibility to:

•	identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements, and maintains the integrity of, internal control procedures and management information systems;

•	develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt, and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting

The Board has the responsibility to:

•	ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with Canadian generally accepted accounting principles and any other applicable laws and regulations; and

•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and stakeholders.

5.	Legal Requirements

The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.

The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;

•	filling of a vacancy among the directors or in the office of auditors of the Corporation;

•	issuance of securities;

•	declaration of dividends;

•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•	payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;

•	approval of any take-over bid circular or directors’ circular;

•	approval of annual financial statements of the Corporation; and

•	adoption, amendment or repeal of the By-Laws of the Corporation.

6.	Board Functioning

The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;

•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;

•	identify and approve prospective nominees to the Board;

•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;

•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;

•	determine the compensation of directors; and

•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board

The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.

In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each composed of at least a majority of independent directors:

•	Audit Committee;

•	Corporate Governance and Nominating Committee; and

•	Human Resources and Compensation Committee.

In addition, the Board has appointed an Executive Committee which is composed of a majority of independent directors.

VI.	Terms of Reference for the Chair

To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;

•	act as chair of meetings of the Board;

•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;

•	facilitate the Board’s interaction with management of the Corporation;

•	act as a resource and mentor and provide leadership for other members of the Board; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Individual Directors

As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfil all legal and fiduciary obligations of a director.

1.	General

Each director is expected to:

•	Act and speak honestly and with integrity.

•	Demonstrate high ethical standards.

•	Support principled and ethical business practices.

•	Maintain a solid understanding of the role, responsibilities and duties of a director.

•	Understand conflict of interest issues and declare real or perceived conflicts.

•	Be an effective ambassador and representative of the Corporation.

2.	Skills and Experience

Each director shall:

•	Demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction.

•	Develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets.

•	Apply his or her knowledge, experience and expertise to issues confronting the Corporation.

•	Participate in on-going training and continuing education as may be required or desirable.

•	Serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability

Each director shall:

•	Maintain an excellent attendance record for meetings of both the Board and committees of the Board.

•	Prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items.

•	Be available and accessible to other members of the Board and to management of the Corporation, as needed.

•	Have the necessary time and commitment to fulfil all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction

Each director shall:

•	Participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions.

•	Work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation.

•	Encourage free and open discussion by the Board with respect to the business and affairs of the Corporation.

•	Communicate with the Chair and CEO of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board.

•	Act and speak independently and exercise independent judgment.

•	Respect confidentiality.

5.	Committee Work

Each director is expected to:

•	Participate as a member of a committee of the Board, when requested.

•	Become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

VIII.	Resources

The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.

EXHIBIT B

MATERIAL FEATURES OF THE AMENDED STOCK OPTION PLAN

The material features of the Stock Option Plan, as proposed to be amended, are as follows:

•	the total number of Class B Non-Voting Shares issuable under the Stock Option Plan to directors, officers, employees and consultants of the Corporation and its subsidiaries shall not exceed 52,000,000 Class B Non-Voting Shares;

•	the exercise price of an option shall not be less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted;

•	options are not immediately exercisable, but, rather, shall be exercisable on vesting dates determined by the Board;

•	unless otherwise determined by the Board, options expire 10 years from the date of grant;

•	subject to limited exceptions, options must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made in the plan for early termination of options in the event of death, disability or cessation of employment or service arrangement (other than retirement), as the case may be;

•	if an option expires during a self-imposed blackout period of the Corporation (or within 10 business days thereafter), the expiration date of such option shall be extended to be the 10th business day after the expiry of such blackout period;

•	if the Board determines to allow the implementation of the “surrender for cash” feature of the plan, upon exercise thereof, optionees may surrender their options for cash (equal to the difference between the value of the Class B Non-Voting Shares which would otherwise be issuable upon exercise and the aggregate exercise price) instead of being issued Class B Non-Voting Shares; in such case, the full number of issuable Class B Non-Voting Shares will revert back to the plan reserve;

•	if the Board determines to allow the implementation of the “stock settlement” feature of the plan, upon exercise thereof, optionees may surrender their options for such number of Class B Non-Voting Shares having a value equal to the difference between the value of the Class B Non-Voting Shares which would otherwise be issuable upon exercise and the aggregate exercise price; in such case, the full number of issuable Class B Non-Voting Shares less such number actually being issued will revert back to the plan reserve;

•	options are not transferable or assignable, unless the transfer or assignment is permitted under applicable securities laws and is in respect of options to purchase 10,000 Class B Non-Voting Shares or greater; and provided further that such transfer or assignment is approved by two senior officers of the Corporation, one of whom must be either the Chief Executive Officer or the Chief Financial Officer of the Corporation;

•	subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise;

•	the plan provides that: (i) the maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant (on a non-diluted basis) and (ii) the maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance (on a non-diluted basis); subject to the foregoing, there is no maximum number of options that may be issued to any one person;

•	the plan contains anti-dilution, other adjustment and “change of control” provisions;

B-1

•	the Board may, subject to any applicable laws and the rules, regulations and policies of the TSX, amend or suspend the plan, or any portion thereof, at any time; provided, however, that shareholder approval shall be required to amend the plan for any of the following purposes (unless such amendment is made pursuant to the anti-dilution, other adjustment or “change of control” provisions of the plan): (i) amendments to increase the maximum number of Class B Non-Voting Shares that may be issued pursuant to options granted under the plan, (ii) amendments to reduce the exercise price of any option held by an insider of the Corporation (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option), and (iii) amendments to extend the expiry date of any option held by an insider; and

•	there is no fixed termination date for the plan.

B-2

SHAW COMMUNICATIONS INC.
CLASS A PARTICIPATING SHARES PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 15th DAY OF JANUARY 2009.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or failing him, JIM SHAW of Calgary, Alberta, or instead of either of the foregoing,                                       of                                       as the nominee of the undersigned to attend and act for the undersigned at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on Thursday, the 15th day of January 2009 at 11:00 a.m. (Mountain time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or at any adjournment or adjournments thereof, including the right to appoint a substitute proxyholder; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐	WITHHELD FROM VOTING ☐

the election as directors of the persons named in the proxy circular with respect to the Meeting;

2. VOTED FOR ☐	WITHHELD FROM VOTING ☐

the appointment of Ernst & Young LLP as auditors of the Corporation; and

3. VOTED FOR ☐	VOTED AGAINST ☐

the approval of amendments to the Corporation’s stock option plan as set forth in the proxy circular with respect to the Meeting.

Unless otherwise indicated above, this proxy is to be voted for each of the resolutions in respect of the election of directors, the appointment of the auditors and the amendments to the stock option plan, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the              day of                                       ,              .
Signature of Shareholder
Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.

2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.

3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.